                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                        Commission File Number: 000-28600

A.   FULL TITLE OF THE PLAN:

     CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

     CCC INFORMATION SERVICES GROUP INC.
     World Trade Center Chicago
     444 Merchandise Mart
     Chicago, Illinois 60654-1005

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS:

1.   Statements of Net Assets Available for Benefits, at December 31, 1999 and
     1998

2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

3. Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1999

4.   Schedule II - Reportable Transactions for the Year Ended December 31, 1999

EXHIBIT:

Exhibit 23 Consent of PricewaterhouseCoopers LLP



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2000             CCC Information Services Group Inc.

                                   By: /s/ Oliver Prince
                                      -------------------------------
                                   Name: Oliver Prince
                                   Title: Senior Vice President Human Resources

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                                     PAGE(S)
Report of Independent Accountants                                                      1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits at
       December 31, 1999 and 1998                                                      2

     Statement of Changes in Net Assets Available for
       Plan Benefits for the Year Ended December 31, 1999                              3

     Notes to Financial Statements                                                   4-8

Additional Information:
     Schedule of Assets Held for Investment Purposes at December 31, 1999
       Schedule I                                                                      9

     Schedule of Reportable Transactions for the Year Ended December 31, 1999
       Schedule II                                                                    10

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of CCC Information Services Inc.
  401(k) Retirement Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of CCC Information Services Inc. 401(k) Retirement Savings and Investment Plan (Plan) at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ PRICEWATERHOUSECOOPERS LLP

October 4, 2000

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                               1999            1998
                                                            -----------     -----------
Assets:
     Investments, at fair value:
          Shares of registered investment companies         $21,831,012     $15,860,522
          CCC Information Services Group Inc. Stock             553,705         598,575
          Participant notes receivable                          384,641         274,033
                                                            -----------     -----------

               Total investments                             22,769,358      16,733,130
                                                            -----------     -----------

     Receivables:
          Participants' contribution                            240,466         112,760
          Employer's contribution                                73,867          36,095
                                                            -----------     -----------

               Total receivables                                314,333         148,855
                                                            -----------     -----------

Liabilities:
     Excess contributions due to participants                         -          33,442
                                                            -----------     -----------

               Total liabilities                                      -          33,442
                                                            -----------     -----------

Net assets available for plan benefits                      $23,083,691     $16,848,543
                                                            ===========     ===========

         The accompanying notes are an integral part of these statements

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Additions:
     Additions to net assets attributed to:
          Investment income:
               Net appreciation in fair value of investments:
                    Shares of registered investment companies         $ 3,103,750
                    CCC Information Services Group Inc. Stock              21,239
               Interest on participant notes receivable                    22,214
               Interest and dividends                                   1,050,309
                                                                      -----------

                    Total investment income                             4,197,512
                                                                      -----------

          Contributions:
               Participants'                                            3,710,391
               Employer's                                                 852,810
                                                                      -----------

                    Total contributions                                 4,563,201
                                                                      -----------

                    Total additions                                     8,760,713
                                                                      -----------

Deductions:
     Deductions from net assets attributed to:
               Benefits paid to participants                            2,525,565
                                                                      -----------

                    Total deductions                                    2,525,565
                                                                      -----------

Net increase                                                            6,235,148

Net assets available for plan benefits:
     Beginning of year                                                 16,848,543
                                                                      -----------

     End of year                                                      $23,083,691
                                                                      ===========

         The accompanying notes are an integral part of these statements

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The CCC Information Services Inc. ("Company") 401(k) Retirement Savings & Investment Plan ("Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is designed to provide retirement benefits for all domestic employees of the Company. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     TRUSTEE

     The Company has appointed an officer of the Company as trustee for the Plan.

     THIRD PARTY ADMINISTRATOR AND CUSTODIAN

     MFS Retirement Services, Inc. and Wachovia Bank perform third party administrator and custodial duties, respectively. For the first three quarters of 1999, the Benefit Center, Inc. and Fidelity Funds Network performed third party administrator and custodial duties, respectively.

     PARTICIPATION AND VESTING

     Employees who have completed at least six months of service, attained the age of 20 and are employed under a schedule equivalent to at least 20 hours per week are eligible to participate in the Plan. Members of a collective bargaining unit and nonresident aliens are, however, not eligible to participate. Through July 1998, participation in the Plan could begin only on February 1st, May 1st, August 1st or November 1st. Effective August 1, 1998, participation may begin on the first day of each month. Effective January 1, 1999, the Company changed the vesting on the Company match contributions made after January 1, 1999. Participants were given credit for prior service with CCC on January 1, 1999 and will be fully vested after three years of service. Vesting of the Company match will be one third each calendar year and determined every January 1 based on the participant's years of service at that time. Participants are 100% vested in all company matches made prior to January 1, 1999.

     CONTRIBUTIONS

     Plan participants may contribute annually an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. All participant contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. Effective August 1, 1998 the matching contribution was changed to 50% match of participant contributions, up to 6% of employees' compensation. However, if the annual compensation is $33,400 or less, then the matching contribution will be 50% with no limit. The employer match begins the next month after the employee's six month anniversary date.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available For Plan Benefits and the Statement of Changes in Net Assets Available For Plan Benefits.

     PARTICIPANT NOTES RECEIVABLE

     The Plan provides for loans to participants in hardship situations, for the purchases of their primary residence and for payment of post-secondary education tuition. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds. Principal and interest is paid ratably through monthly payroll deductions.



2.   SIGNIFICANT ACCOUNTING POLICIES

     WITHDRAWALS

     The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or
     (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME

     The Plan's investments are stated at fair value. Shares of registered investments companies, as well as the Company stock are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan represents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     EXPENSES OF THE PLAN

     The Company has paid expenses incurred by the Plan Administrator or Custodian in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.


3.   INVESTMENTS

     Participants can choose to invest in increments of 1% in any of the twelve investment options. In 1998, participants had thirteen investment options. The following tables present investments that represent 5 percent or more of the Plan's net assets:

                                                         DECEMBER 31, 1999
                                                         -----------------
     Massachusetts Investors Trust                          $5,489,534

     Massachusetts Investors Growth Stock Fund               3,757,457

     MFS New Discovery Fund                                  3,741,862

     MFS Capital Opportunities Fund                          2,732,227

     MFS Total Return Fund                                   2,077,028

     American Funds Europacific Growth Fund                  1,313,210

                                                         DECEMBER 31, 1998
                                                         -----------------
     Fidelity Blue Chip Fund                                $5,220,141

     The Kaufman Fund, Inc                                   3,261,577

     Kemper Growth Fund - A                                  2,108,699

     Fidelity Puritan Fund                                   1,339,170

     Warburg Pincus Growth and Income Fund                   1,295,066

Participants may make changes to their investment allocation at any time.

     During 1999, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) appreciated in value by $3,124,989 as follows:

     Mutual Funds, investments in collective trusts              $3,103,750

     Common stock, net                                               21,239
                                                                 ----------

                                                                 $3,124,989
                                                                 ==========


4.   DUE TO PARTICIPANTS

     EXCESS CONTRIBUTIONS

     Amounts due participants presented in the Statement of Net Assets Available for Plan Benefits as of December 31, 1998 consist of excess contribution amounts to be refunded to participants, as a result of discrimination testing set forth in the IRC. For the year ended December 31, 1999, no excess contributions were refundable to participants at year-end.


5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.



6.   RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

     The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

                                                                                  DECEMBER 31,
                                                                              1999            1998
                                                                           -----------     -----------
     Net assets available for benefits per financial statements            $23,083,691     $16,848,543
     Amounts allocated to withdrawing participants                                   -         157,849
                                                                           -----------     -----------

     Net assets available for benefits per the Form 5500                   $23,083,691     $16,690,694
                                                                           ===========     ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


8.   RELATED PARTIES

     Certain Plan investments are shares of mutual funds managed by MFS Investment Management, of which the plan administrator, MFS Retirement Services, Inc. is a subsidiary. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest.

                                                                      SCHEDULE I

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

          IDENTITY OF ISSUE, BORROWER,                  DESCRIPTION OF          CURRENT
            LESSOR, OR SIMILAR PARTY                      INVESTMENTS            VALUE
          ----------------------------                  --------------          -------
*    Massachusetts Investment Trust                     Mutual Fund          $ 5,489,534

*    Massachusetts Investors Growth Stock               Mutual Fund            3,757,457

*    MFS New Discovery Fund                             Mutual Fund            3,741,862

*    MFS Capital Opportunities Fund                     Mutual Fund            2,732,227

*    MFS Total Return Fund                              Mutual Fund            2,077,028

     Europacific Growth Fund                            Mutual Fund            1,313,210

*    MFS Institutional Fixed Fund                       Mutual Fund              995,213

*    MFS Strategic Growth Fund                          Mutual Fund              969,191

*    MFS Bond Fund                                      Mutual Fund              606,678

*    MFS Research Fund                                  Mutual Fund              113,064

     Kemper Dremen High Return Equity Fund              Mutual Fund               35,548

*    CCC Information Group Services Inc.               Common Stock              553,705

*    Plan Participants                               Participant Loans**         384,641
                                                                             -----------

     Total                                                                   $22,769,358
                                                                             ===========

 * - Denotes party-in-interest
** - Interest rates range from 8.75% to 10.3%

                                                                     SCHEDULE II

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.) 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                       EXPENSE
                                                                                      INCURRED
  IDENTITY OF PARTY                                    PURCHASE       SELLING           WITH                  CURRENT
     INVOLVED            DESCRIPTION OF ASSET           PRICE          PRICE         TRANSACTION    COST**     VALUE
---------------------    --------------------          --------       -------        -----------    ----      -------


  Fidelity               Sold 74,393 shares
    Puritan                of Fidelity Puritan
                           Fund                                       $1,384,460

* MFS Total              Purchased 147,100 shares
    Return                 of MFS Total Return
                           Fund                        $2,137,965

  Fidelity Blue          Sold 110,429 shares
    Chip                   of Fidelity Blue Chip
                           Fund                                        5,530,294

* Massachusetts          Purchased 286,544 shares
    Investors Trust        of Massachusetts
                           Investors Trust Fund         5,530,294

  Kemper Growth          Sold 166,674 shares
                           of Kemper Growth Fund                       2,631,620

* Massachusetts          Purchased 150,982 shares
    Investors              of Massachusetts
    Growth                 Investors Growth Fund        2,631,620

  Warburg Pincus         Sold 94,714 shares
    Growth and             of Warburg Pincus
    Income                 Growth and Income
                           Fund                                        1,783,496

* MFS Capital            Purchased 93,568 shares
    Opportunities          of MFS Capital
                           Opportunities Fund           1,783,466

  The Kaufman            Sold 502,229 shares
    Fund, Inc.             of The Kaufman
                           Fund, Inc.                                  2,651,767

* MFS New                Purchased 186,217 shares
    Discovery Fund         of MFS New Discovery
                           Fund                         2,651,767

  American               Purchased 26,818 shares
    Europacific            of American Europacific
    Growth Fund            Growth Fund                    928,203

 * - Denotes party-in-interest
** - Historical cost information not available